EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of the Martek Biosciences Corporation for the registration of 340,946 shares of its common stock and to the incorporation by reference therein of our reports dated January 9, 2007, except for Note 1 as to which the date is May 8, 2007, with respect to the consolidated financial statements and schedule of Martek Biosciences Corporation, Martek Biosciences Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Martek Biosciences Corporation, included in its Annual Report (Form 10-K/A) for the year ended October 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, Virginia
December 5, 2007